Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Jonathan Birt Ph: 212-850-5664 or 44-20-7269-7205 Niamh Lyons Ph: 353-1-663-3602

ELAN REPORTS SECOND QUARTER 2008 FINANCIAL RESULTS

Dublin, Ireland, July 24, 2008 - Elan Corporation, plc today announced its second quarter 2008 financial results and provided a business update. Commenting on Elan’s business, Kelly Martin, Elan’s president and chief executive officer, said, “Disciplined execution and tangible results for the benefit of patients and shareholders continue to be our enduring tenet.   We are encouraged by the recently reported top-line results from our Phase 2 trial of bapineuzumab which provides further validation of our approach.  We look forward to sharing the full clinical data later this month.  In addition, we are pleased to celebrate the second anniversary of Tysabri in MS and the launch of Tysabri for Crohn’s patients.  We will continue to demonstrate focused and disciplined leadership that will provide continuous progress that ultimately leads to benefits for our shareholders, patients, and their caregivers.”

Commenting on Elan’s second quarter financial results, Shane Cooke, Elan’s executive vice president and chief financial officer, said, “We are very pleased with the results for the second quarter of 2008, which reflect the excellent progress we are making across all our businesses and development programs.  Revenues grew by 30%, driven by another strong performance from Tysabri and we are confident that, for the full year, Elan’s revenues will approach the $1 billion mark.  Growth in Tysabri, which recently celebrated its second anniversary, continues to accelerate and with about 31,800 patients on therapy globally we are confident it will reach blockbuster status on a run rate basis in the coming months and our target of 100,000 patients on therapy by the end of 2010. The loss for the second quarter of 2008 decreased by 49% as a result of the 30% increase in revenues, strong cost management and the inclusion of charges in the second quarter of 2007 related to the impact of generic competition on Maxipime.”

Mr. Cooke added, “The continued acceleration in the growth of Tysabri, coupled with reduced SG&A expenses, more than offsets our increased investment in R&D, as a result of the continued progress in our key development programs, and the loss of sales of Maxipime due to generic competition. We remain on track to record Adjusted EBITDA losses of less than $50 million for the year and to exit the year profitable on an Adjusted EBITDA basis.”

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended June 30			Six Months Ended June 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m
		Revenue (see page 7)
182.9	241.7	Product revenue	350.4	449.0
5.6	3.9	Contract revenue	14.1	11.3
188.5	245.6	Total revenue	364.5	460.3
82.6	122.0	Cost of goods sold	155.5	232.8
105.9	123.6	Gross margin (see page 13)	209.0	227.5

		Operating Expenses (see page 14)
89.6	75.8	Selling, general and administrative	178.7	148.8
59.7	81.2	Research and development	121.0	154.7
67.1	2.6	Other net charges	67.1	5.6
216.4	159.6	Total operating expenses	366.8	309.1
(110.5)	(36.0)	Operating loss	(157.8)	(81.6)

		Net Interest and Investment Gains and Losses (see page 15)
26.2	33.5	Net interest expense	52.8	68.0
(0.6)	(0.5)	Net investment (gains)/losses	(1.3)	2.8
—	—	Net charge on debt retirement	18.8	—
25.6	33.0	Net interest and investment gains and losses	70.3	70.8

(136.1)	(69.0)	Net loss from continuing operations before tax	(228.1)	(152.4)
5.0	2.5	Provision for income taxes	6.0	4.6
(141.1)	(71.5)	Net loss	(234.1)	(157.0)

(0.30)	(0.15)	Basic and diluted net loss per ordinary share	(0.50)	(0.33)
467.9	473.1	Basic and diluted weighted average number of ordinary shares outstanding (in millions)	467.3	472.4

Unaudited Non-GAAP Financial Information – EBITDA

Three Months Ended June 30		Non-GAAP Financial Information Reconciliation Schedule	Six Months Ended June 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m

(141.1)	(71.5)	Net loss	(234.1)	(157.0)
26.2	33.5	Net interest expense	52.8	68.0
5.0	2.5	Provision for income taxes	6.0	4.6
83.1	17.1	Depreciation and amortization	114.2	34.1
(4.4)	(1.1)	Amortized fees	(8.4)	(2.3)
(31.2)	(19.5)	EBITDA	(69.5)	(52.6)

Three Months Ended June 30		Non-GAAP Financial Information Reconciliation Schedule	Six Months Ended June 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m
(31.2)	(19.5)	EBITDA	(69.5)	(52.6)
10.0	11.2	Share-based compensation	23.8	23.4
14.9	2.6	Other net charges	14.9	5.6
(0.6)	(0.5)	Net investment (gains)/losses	(1.3)	2.8
—	—	Net charge on debt retirement	18.8	—
(6.9)	(6.2)	Adjusted EBITDA	(13.3)	(20.8)

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, other net charges, net investment gains or losses and net charge on debt retirement.  EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flow from operations, as determined in accordance with U.S. GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2007 U.S.$m	June 30 2008 U.S.$m
Assets
Current Assets
Cash and cash equivalents	423.5	528.0
Restricted cash — current	20.1	10.2
Investment securities — current	276.9	79.2
Prepaid and other current assets	195.9	217.8
Total current assets	916.4	835.2

Non-Current Assets
Intangible assets, net	457.6	520.8
Property, plant and equipment, net	328.9	328.3
Investment securities — non-current	22.5	14.5
Restricted cash — non-current	9.5	14.9
Other assets	46.5	45.1
Total Assets	1,781.4	1,758.8

Liabilities and Shareholders’ Deficit
Accounts payable, accrued and other liabilities	251.1	322.1
Long-term debt	1,765.0	1,765.0
Shareholders’ deficit(1) (see page 15)	(234.7)	(328.3)
Total Liabilities and Shareholders’ Deficit	1,781.4	1,758.8

 (1) Elan’s debt covenants do not require it to maintain or adhere to any specific financial ratios.  Consequently, the shareholders’ deficit has no impact on Elan’s ability to comply with its debt covenants.

Unaudited Consolidated U.S. GAAP Cash Flow Data
Three Months Ended June 30			Six Months Ended June 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m

5.2	(4.4)	Cash flows from operating activities	13.6	(14.6)
(67.8)	(63.4)	Movement on debt interest and tax	(97.9)	(74.3)
(18.7)	12.3	Working capital movement	29.6	(33.1)
(5.4)	(14.8)	Net purchases of tangible and intangible assets	(12.9)	(23.2)
0.1	20.8	Net proceeds from sale of investments	2.4	205.2
2.0	—	Net proceeds from product divestment	2.0	2.0
9.0	23.9	Cash flows from financing activities	(615.4)	38.6
(6.0)	4.7	Restricted cash movement	(6.0)	3.9
(81.6)	(20.9)	Net cash movement	(684.6)	104.5
907.6	548.9	Beginning cash balance	1,510.6	423.5
826.0	528.0	Cash and cash equivalents at end of period	826.0	528.0

Summary

Total revenue increased by 30% in the second quarter of 2008 to $245.6 million, compared to the same period in 2007.  The increase was driven by a strong performance from Tysabri, with Elan’s recorded sales increasing almost threefold to $133.4 million in the second quarter of 2008, more than compensating for the reduced sales of Maxipime following the introduction of generic competition in June 2007.  Total in-market sales of Tysabri were $200.0 million in the second quarter 2008, an increase of 177% over the $72.1 million recorded in the same quarter of 2007.

Revenue from the Biopharmaceuticals business grew by 62% while revenue from the Elan Drug Technologies (EDT) business decreased by 12%.  Revenues from EDT were impacted by the timing of customer orders and by the inclusion of a $5 million milestone in 2007.

The gross margin was $123.6 million for the second quarter of 2008, compared to $105.9 million for the same quarter of 2007.  Increased gross margin earned from higher sales of Tysabri more than replaced lost gross margin as a result of lower sales of Maxipime following the introduction of generic competition.

Although revenue increased by 30%, selling, general and administrative (SG&A) expenses declined by 15%, reflecting reduced sales and marketing costs and amortization expense relating to Maxipime and Azactam, and the operating leverage associated with Tysabri.

Research and development (R&D) expenses increased by 36% primarily related to the advancement of Elan’s Alzheimer’s disease programs in the clinic.

The net loss for the second quarter of 2008 decreased by 49% to $71.5 million from $141.1 million in the second quarter of 2007. The decrease in the net loss was primarily due to the 30% increase in revenues, strong cost management, and the inclusion of $67.1 million in other charges in the second quarter of 2007 primarily related to the introduction of a generic competitor to Maxipime and the consolidation of Elan’s activities on the U.S. west coast.  Excluding these other charges and R&D expenses, performance at the operating level improved by $31.5 million to a $47.8 million operating profit driven by a 30% increase in revenues and improved operating margins.

EDT Strategic Evaluation

During the past several years, the Biopharmaceuticals and EDT businesses have been run as distinct businesses and the results have been reported separately reflecting this management practice.  Given the significant progress of both businesses, Elan has decided to explore the alternative strategic options for a separation of the EDT business.  A formal separation of the two businesses would allow each to better achieve its strategic goals and full potential through dedicated management focus and allocation of capital.  It is expected that this evaluation will be completed over the next several months.

Adjusted EBITDA

Adjusted EBITDA losses for the second quarter of 2008 were $6.2 million, compared to $6.9 million in the same period of 2007.  The decrease principally reflects the 30% increase in revenues and lower SG&A costs, offset by increased R&D investment.

A reconciliation of negative Adjusted EBITDA to net loss from continuing operations, is presented in the table titled, “Unaudited Non-GAAP Financial Information – EBITDA,” included on page 3. Included at Appendices I and II are further analyses of the results and Adjusted EBITDA between the Biopharmaceuticals business and the EDT business.

Total Revenue

Total revenue for the second quarter of 2008 increased 30% to $245.6 million from $188.5 million in the same period of 2007, driven by the strong growth of Tysabri.  Revenue from the Biopharmaceuticals business increased by 62% (see page 8), while revenue from the EDT business decreased by 12% (see page 11).  Revenue is analyzed below between revenue from the Biopharmaceuticals and EDT business units.

Three Months Ended June 30			Six Months Ended June 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m
107.0	173.8	Revenue from the Biopharmaceuticals business	216.2	319.1
81.5	71.8	Revenue from the EDT business	148.3	141.2
188.5	245.6	Total revenue	364.5	460.3

Revenue from the Biopharmaceuticals business

For the second quarter of 2008, revenue from the Biopharmaceuticals business unit increased by 62% to $173.8 million from $107.0 million in the second quarter of 2007.  The increase was driven by strong growth in Tysabri, which more than compensated for reduced sales of Maxipime, which was impacted by generic competition.

Three Months Ended June 30			Six Months Ended June 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m

		Product revenue
46.9	99.3	Tysabri – U.S.	82.6	185.6
—	34.1	Tysabri – Rest of world (ROW)	(5.0)	54.8
46.9	133.4	Total Tysabri	77.6	240.4
20.9	27.7	Azactam	42.2	51.9
35.6	8.2	Maxipime	87.5	18.3
3.3	4.1	Prialt	5.2	7.9
(0.3)	0.4	Royalties	0.2	0.6
106.4	173.8	Total product revenue	212.7	319.1

0.6	—	Contract revenue	3.5	—

107.0	173.8	Total revenue from Biopharmaceuticals business	216.2	319.1

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m
46.9	99.3	United States	82.6	185.6
25.2	100.7	ROW	37.9	174.1
72.1	200.0	Total Tysabri in-market net sales	120.5	359.7

For the second quarter of 2008, Tysabri in-market net sales increased by 177% to $200.0 million from $72.1 million in same period of 2007, reflecting strong patient demand across global markets.  At the end of June 2008, approximately 31,800 patients were on therapy worldwide, comprising approximately 31,200 on commercial therapy and approximately 600 in the multiple sclerosis (MS) clinical trials, representing an increase of 22% over the 26,100 patients who were on therapy at the end of March 2008, and   of 127% over the 14,000 patients who were on therapy this time last year.

The number of net new patients on Tysabri continued to accelerate during the second quarter 2008.  During the second quarter 2008, a net 5,700 new patients were added compared to 3,800 in the second quarter of 2007, an increase of 50%, and compared to the 5,000 which were added in the first quarter of 2008.

As a result of the strong growth in Tysabri sales, Elan expects to exercise its option to pay a $75.0 million milestone to Biogen Idec Inc. (Biogen Idec) in order to maintain its percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $700 million. The payment is expected to be made in July 2008 and is included in intangible assets and accrued other liabilities on Elan’s June 30, 2008 balance sheet. The intangible asset will be amortized over approximately 10 years.

Tysabri was developed and is being marketed in collaboration with Biogen Idec.  In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri.  Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market.  Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.

Tysabri – U.S.

In the U.S. market, Elan recorded net sales of $99.3 million in the second quarter of 2008, an increase of 112% over $46.9 million in the same period of 2007.

As of the end of June 2008, over 3,100 doctors had enrolled patients and approximately 17,800 patients were on commercial therapy, which represents increases of 72% and 107%, respectively, since the end of June 2007.

On January 14, 2008, the U.S. Food and Drug Administration (FDA) approved the supplemental Biologics License Application for Tysabri, for the treatment of patients with Crohn’s disease (CD), and Tysabri was launched in this indication at the end of the first quarter of 2008.  The focus of CD activities in the United States since launch has been on educating health care professionals in relation to the operation of the CD TOUCH prescribing program, to ensure that Tysabri is made available to appropriate CD patients, and working with the FDA’s Division of Drug Marketing, Advertising and Communication for approval of marketing materials.   We have made good progress with our initial target physicians and are working to minimize the delay between patients being prescribed Tysabri and beginning therapy.

By the end of June, nearly all of the initial “First Mover” targeted CD physicians have been TOUCH educated and their affiliated infusion sites certified.  Initial review of the completed CD TOUCH forms indicates that about a third of the patients have been on one anti-TNF therapy during the past 12 months.   A little over 100 Crohn’s disease patients were on therapy generating $0.6 million in revenue during the second quarter of 2008.

Tysabri – ROW

As previously mentioned, in the ROW market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.  As a result, in the ROW market, Elan recorded net revenue of $34.1 million for the second quarter of 2008, compared to $Nil for the same period of 2007.  Elan’s net Tysabri ROW revenue is calculated as follows:

Three Months Ended June 30			Six Months Ended June 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m
25.2	100.7	ROW in-market sales by Biogen Idec	37.9	174.1
(32.8)	(63.1)	ROW operating expenses incurred by Elan and Biogen Idec	(59.8)	(117.5)
(7.6)	37.6	ROW operating profit/(loss) incurred by Elan and Biogen Idec	(21.9)	56.6
(3.8)	18.8	Elan’s 50% share of Tysabri ROW collaboration operating profit/(loss)	(10.9)	28.3
3.8	15.3	Elan’s directly incurred costs	5.9	26.5
—	34.1	Net Tysabri ROW revenue	(5.0)	54.8

As of the end of June 2008, approximately 13,400 patients, principally in the European Union (EU), were on commercial therapy, an increase of 31% over the 10,200 who were on therapy at the end of March 2008, and more than three times the 4,300 who were on therapy this time last year.

Other Biopharmaceuticals products

Revenue from Azactam was $27.7 million in the second quarter of 2008, compared to $20.9 million in the same period of 2007, an increase of 33%, reflecting increased demand.  Azactam lost its patent exclusivity in October 2005 and its future sales are expected to be negatively impacted by generic competition. However, to date no generic form of Azactam has been approved.

Revenue from Maxipime decreased 77% to $8.2 million in the second quarter of 2008 from $35.6 million in the second quarter of 2007.  The decrease was principally due to the introduction of generic competition. The first generic cefepime hydrochloride was launched in June 2007, and additional generic forms of Maxipime have since been launched.  Elan expects that the generic competition will continue to materially and adversely affect Elan’s revenues from, and gross margin for, Maxipime.

Revenue from Prialt was $4.1 million in the second quarter of 2008, compared to $3.3 million in the same period of 2007.  The 24% increase is primarily due to higher demand for the product.

Revenue from the EDT business

Revenue from the EDT business unit decreased by 12% to $71.8 million in the second quarter of 2008 from $81.5 million in the second quarter of 2007, reflecting the inclusion of a $5 million milestone relating to Zanaflex in 2007 and the impact of the timing of customer orders.

For the first half of 2008, revenues decreased by 5% due principally to reduced non-cash amortized revenue related to Adalat.

Three Months Ended			Six Months Ended
June 30			June 30
2007	2008		2007	2008
U.S.$m	U.S.$m		U.S.$m	U.S.$m
		Product revenue
		Manufacturing revenue and royalties
16.3	15.8	Tricor®	27.1	28.8
8.5	8.9	Focalin® XR / RitalinLA®	15.5	17.2
11.3	10.9	Skelaxin®	17.5	17.4
6.1	5.4	Verelan®	15.3	11.2
4.9	2.9	Diltiazem®	9.8	7.5
7.4	2.4	Zanaflex	7.7	8.9
19.8	21.6	Other	40.3	38.9
74.3	67.9	Total manufacturing revenue and royalties	133.2	129.9

2.2	—	Amortized revenue – Adalat®	4.5	—
76.5	67.9	Total product revenue	137.7	129.9

		Contract revenue
1.1	1.0	Amortized fees	2.2	2.1
3.9	2.9	Research revenue and milestones	8.4	9.2
5.0	3.9	Total contract revenue	10.6	11.3

81.5	71.8	Total revenue from the EDT business	148.3	141.2

Manufacturing revenue and royalties comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies.   Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties in the second quarter of 2008 or 2007.  Of the total of $67.9 million (2007: $74.3 million) in manufacturing revenue and royalties, 47% (2007: 45%) consisted of royalties received on products that were not manufactured by Elan.

Potential generic competitors have challenged the existing patent protection for several of the products from which Elan earns manufacturing revenue and royalties. Elan and its clients defend the parties’ intellectual property rights vigorously. However, if these challenges are successful, Elan’s manufacturing revenue and royalties will be materially and adversely affected.

Additional analyses of the results between the Biopharmaceuticals and EDT business units are set out in Appendices I and II.  In the second quarter of 2008, EDT recorded EBITDA of $27.0 million compared to $36.8 million in the second quarter of 2007.  The reduction in EBITDA is principally as a result of the inclusion in 2007 of a $5 million milestone in relation to Zanaflex and increased legal fees associated with intellectual property litigation.

During the quarter, Jazz Pharmaceuticals, Inc. launched Luvox CR, a once a day formulation of fluvoxamine which incorporates Elan’s SODAS technology.  Elan manufactures Luvox CR and, in addition to manufacturing revenues, will receive royalties on sales.

EDT and its clients continued to make progress during the second quarter of 2008 with its pipeline products.  Notably, Acorda Therapeutics (Acorda) announced positive data from a second Phase 3 study of Fampridine SR on walking ability in people with MS.  Fampridine SR, which incorporates Elan’s proprietary MXDAS technology, is being developed by Acorda and will be manufactured by EDT.  EDT will also receive royalties on any sales of Fampridine SR.

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis BioScience Inc. (Abraxis) had infringed a patent owned by Elan in relation to the application of EDT’s nanocrystal technology to Abraxane.  The jury awarded Elan $55 million, applying a royalty rate of 6% to sales of Abraxane from January 2005 through June 13, 2008 (the date of the verdict). Abraxis has announced its intention to appeal the ruling.

Gross Margin

The gross margin was $123.6 million for the second quarter of 2008, compared to $105.9 million for the same quarter of 2007, with increased gross margin earned from higher sales of Tysabri more than replacing lost gross margin due to reduced sales of Maxipime following the introduction of generic competition.

The total gross margin as a percentage of revenue was 50% in the second quarter of 2008, compared to 56% in the same period of 2007.  The decrease was due principally to the change in the mix of product sales, including the impact of Tysabri and Maxipime as described above.  The Tysabri gross margin was 42% in the second quarter of 2008, compared to 29% in the same period of 2007.  The gross margin is impacted by the profit sharing and operational arrangements in place with Biogen Idec, and reflects Elan’s gross margin on sales of Tysabri in the United States of approximately 37% in the second quarter of 2008 and 36% in the same period of 2007, partially offset by the inclusion in cost of sales of the royalties payable by Elan on sales of Tysabri outside of the United States.  These royalties are payable by Elan but reimbursed by the collaboration (see page 10).

Operating Expenses

Selling, general and administrative

For the second quarter of 2008, SG&A expenses decreased 15% to $75.8 million from $89.6 million in the same period of 2007, principally reflecting reduced amortization costs associated with Maxipime and Azactam and can be analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2007 U.S.$m	2008 U.S.$m		2007 U.S.$m	2008 U.S.$m
57.7	54.5	Biopharmaceuticals	113.0	105.6
8.5	10.7	EDT	17.8	21.8
17.6	4.4	Depreciation and amortization	35.2	8.3
5.8	6.2	Share-based compensation	12.7	13.1
89.6	75.8	Total	178.7	148.8

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 10.

Research and development

For the second quarter of 2008, R&D expenses increased 36% to $81.2 million from $59.7 million in the same period of 2007.  The increase was primarily due to increased expenses associated with the progression of Elan’s Alzheimer’s disease programs, including the advance of bapineuzumab into Phase 3 clinical trials and the advance of ELND-005 into Phase 2 clinical trials during the second half of 2007.

Other charges

For the second quarter of 2008, other net charges of $2.6 million (2007: $67.1 million) were primarily related to site consolidation and comprised of severance and office relocation costs. The total other net charges of $67.1 million in the second quarter of 2007 consist of an impairment charge of $52.2 million relating to the Maxipime and Azactam intangible assets, arising from the approval of a first generic cefepime hydrochloride in June 2007 and an anticipated approval for a generic form of Azactam, and severance and restructuring charges of $14.9 million arising principally from the consolidation of Elan’s U.S. west coast locations, which resulted in the closure of the San Diego facility and the expansion of Elan’s operations in South San Francisco.

Net interest and investment gains and losses

For the second quarter of 2008, net interest and investment gains and losses increased to $33.0 million from the $25.6 million recorded for the second quarter of 2007.  This increase was primarily due to an increase in net interest expense. Net interest expense for the second quarter of 2008 was $33.5 million, compared to $26.2 million in the second quarter of 2007, principally reflecting decreased interest income as a result of lower cash balances and reduced interest rates.

Movement in Shareholders’ Deficit

U.S.$m
Balance at March 31, 2008	(293.9)
Net loss for the period	(71.5)
Share-based compensation	11.4
Issuance of share capital	23.4
Other	2.3
Balance at June 30, 2008	(328.3)

Elan’s debt covenants do not require it to maintain or adhere to any specific financial ratios.  Consequently, the shareholders’ deficit has no impact on Elan’s ability to comply with its debt covenants.

Research and Development Update

During the course of 2008, Elan’s goal is to continue its progress throughout its R&D programs, including Alzheimer’s disease, Parkinson’s disease, MS and other neurodegenerative areas.

Alzheimer’s disease and other neurodegenerative diseases

Elan is focused on building upon its breakthrough research and extensive experience in Alzheimer’s disease, and other neurodegenerative diseases including Parkinson’s disease.  With bapineuzumab, (AAB-001, a monoclonal antibody targeted against beta amyloid peptide), Elan and Wyeth continue to actively investigate and enroll patients into four Phase 3 clinical studies located throughout North America and the ROW.  In June 2008, the companies announced encouraging top-line results from the Phase 2 clinical trial of bapineuzumab for Alzheimer’s disease.  The full Phase 2 data will be presented at the International Congress of Alzheimer’s Disease (ICAD) on July 29, 2008.

The FDA has accepted the Investigational New Drug Application (IND) for AAB-002, a back up monoclonal antibody to bapineuzumab.  Additionally, an IND has been submitted for ELND-006, a small molecule gamma-secretase inhibitor.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, the incidence of serious adverse events associated with Tysabri (including cases of progressive multifocal leukoencephalopathy), and the potential for the successful development and commercialization of additional products;, the potential of Elan’s other marketed products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan’s products (including, in particular, when Azactam will face generic competition); the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products; trade buying patterns; the impact of generic and branded competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernization Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran® which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services (the resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan); failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and in its Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended June 30, 2007				Three Months Ended June 30, 2008

Biopharma- ceuticals	EDT	Total		Biopharma- ceuticals	EDT	Total
U.S.$m	U.S.$m	U.S.$m		U.S.$m	U.S.$m	U.S.$m
			Revenue
106.4	76.5	182.9	Product revenue	173.8	67.9	241.7
0.6	5.0	5.6	Contract revenue	—	3.9	3.9
107.0	81.5	188.5	Total revenue	173.8	71.8	245.6
51.3	31.3	82.6	Cost of goods sold	90.4	31.6	122.0
55.7	50.2	105.9	Gross margin	83.4	40.2	123.6

			Operating Expenses
80.2	9.4	89.6	Selling, general and administrative(1)	63.5	12.3	75.8
48.2	11.5	59.7	Research and development	69.6	11.6	81.2
63.9	3.2	67.1	Other net charges	2.6	—	2.6
192.3	24.1	216.4	Total operating expenses	135.7	23.9	159.6
(136.6)	26.1	(110.5)	Operating (loss)/income	(52.3)	16.3	(36.0)

74.2	8.9	83.1	Depreciation and amortization	7.5	9.6	17.1
(0.9)	(3.5)	(4.4)	Amortized fees	—	(1.1)	(1.1)
7.9	2.1	10.0	Share-based compensation	9.0	2.2	11.2
11.7	3.2	14.9	Other net charges	2.6	—	2.6
(43.7)	36.8	(6.9)	Adjusted EBITDA	(33.2)	27.0	(6.2)

 (1) General and corporate costs have been allocated between the two segments.

Appendix II

Six Months Ended June 30, 2007				Six Months Ended June 30, 2008
Biopharma- ceuticals	EDT	Total		Biopharma- ceuticals	EDT	Total
U.S.$m	U.S.$m	U.S.$m		U.S.$m	U.S.$m	U.S.$m
			Revenue
212.7	137.7	350.4	Product revenue	319.1	129.9	449.0
3.5	10.6	14.1	Contract revenue	—	11.3	11.3
216.2	148.3	364.5	Total revenue	319.1	141.2	460.3
95.5	60.0	155.5	Cost of goods sold	169.1	63.7	232.8
120.7	88.3	209.0	Gross margin	150.0	77.5	227.5

			Operating Expenses
158.7	20.0	178.7	Selling, general and administrative(1)	124.6	24.2	148.8
98.0	23.0	121.0	Research and development	131.2	23.5	154.7
63.8	3.3	67.1	Other net charges	5.6	—	5.6
320.5	46.3	366.8	Total operating expenses	261.4	47.7	309.1
(199.8)	42.0	(157.8)	Operating (loss)/income	(111.4)	29.8	(81.6)

96.5	17.7	114.2	Depreciation and amortization	14.8	19.3	34.1
(1.5)	(6.9)	(8.4)	Amortized fees	—	(2.3)	(2.3)
19.2	4.6	23.8	Share-based compensation	18.4	5.0	23.4
11.6	3.3	14.9	Other net charges	5.6	—	5.6
(74.0)	60.7	(13.3)	Adjusted EBITDA	(72.6)	51.8	(20.8)

 (1) General and corporate costs have been allocated between the two segments.